

July 21, 2011

Via E-mail
Mr. Robert F. Martinovich
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth Street,
Tulsa, OK 84103

> **Re:** **ONEOK Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 1-12202**

Dear Mr. Martinovich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 67

G. Long-Term Debt, page 79

ONEOK Partners Debt Guarantee, page 80

1. We note that your senior notes are fully and unconditionally guaranteed on a senior unsecured basis by the Intermediate Partnership. We further note that you did not provide separate financial statements of the Intermediate Partnership under Rule 3-10(a)(1) of Regulation S-X or provide condensed consolidating financial information

under Rule 3-10(e) of Regulation S-X to the extent that you believe that exemption applies. Please provide us with your analysis of the required financial statements and disclosures under Rule 3-10 of Regulation S-X. To the extent that you believe that you qualify for solely narrative disclosure under Note 2 of Rule 3-10(e), please reconcile your assertion that any direct or indirect subsidiaries other than the Intermediate Partnership are minor to your disclosure in other documents filed with us that Intermediate Partnership is a holding company through which you own your interests in your operating subsidiaries.

2. If you conclude that additional disclosures are required under Rule 3-10 of Regulation S-X, please reassess your disclosure controls and procedures in Item 9A and tell us the conclusions of your reassessment. If you conclude that disclosure controls and procedures were ineffective at December 31, 2010, please amend your filing and revise your disclosures accordingly. If you continue to believe disclosure controls and procedures are effective, please provide us with detailed explanations supporting your conclusion.

M. Commitments and Contingencies, page 86

Legal Proceedings, page 87

3. We note that you believe the final outcome of various litigation matters and claims will not have a material adverse effect on your results of operations, financial position or liquidity. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

N. Segments, page 87

4. We note you realigned your reportable segments from four reportable segments to three in fiscal year 2009. We further note that you combined your prior natural gas liquids gathering and fractionalization segment with your natural gas liquids pipeline segment to create your current natural gas liquids reporting segment. Please tell us your basis for changing your reportable segments. In doing so, tell us whether natural gas liquids gathering and fractionalization and natural gas liquids pipeline continue to be separate operating segments that have been aggregated or whether they are no longer separate operating segments. If they are no longer operating segments, please explain how they

do not meet the criteria in ASC 280-10-50-1. If they are aggregated, please provide us with your detailed analysis of the factors specified in ASC 280-10-50-11, including similar long-term average gross margin, to support this aggregation, and also provide us with your analysis under ASC 280-10-50-12 demonstrating that they do not meet qualitative thresholds for separate reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief